Contact

www.linkedin.com/in/alexpoon
(LinkedIn)

Top Skills

Mobile Applications
SaaS
Enterprise Software

Patents

Method and apparatus for verifying the identity of a participant within an on-line auction environment

Method and apparatus for facilitating user registration in an on-line auction environment

Table-based user interface for retrieving and manipulating indices between data structures

Interactively producing indices into image and gesture-based data using unrecognized graphical objects

Browser driven user interface to a media asset database

Alex Poon

General Partner, UP2398
Los Altos

Summary

Specialties: Mobile games;
mobile applications

Experience

UP2398
Co-founder and General Partner
December 2015 - Present (6 years 8 months)
Redwood City, California

Early stage seed VC firm founded by Pierre Omidyar, Randy Ching and Alex Poon.

Bonfire Media, Inc.
Co-founder and CEO
August 2002 - Present (20 years)

Mobile applications, games and analytics. 50+ million downloads and 2 Top-10 grossing applications.

eBay
Engineering, User Interaction & Advanced Technologies
1997 - 2002 (5 years)

Wise Medical Systems
Senior Software Engineer
1996 - 1997 (1 year)
Los Gatos, CA

Silicon Graphics
UI Designer
1994 - 1996 (2 years)
Mountain View, CA

Xerox PARC
Researcher

1992 - 1994 (2 years)
Palo Alto, CA

Education

Stanford University
PhD, Medical Information Sciences · (1991 - 1996)

Stanford University
B.S., Computer Science · (1987 - 1991)